

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

<u>Via E-mail</u>
Don Nicholson
President
First Liberty Power, Corp.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, NV 89128

      Re: First Liberty Power, Corp.
                Preliminary Proxy Statement on Schedule 14A
                Filed July 8, 2013
                File No. 0-52928

Dear Mr. Nicholson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Your Form 10-K for fiscal 2012 indicates that Messrs. Hoak and Rud resigned as directors in March 2012, and November 1, 2011, respectively. However, we are unable to locate Form 8-K filings reflecting this information. We also note that you do not appear to have filed any proxy statements pursuant to Section 14 of the Exchange Act. Please advise.

2.   You disclose that you have no current plans, proposals or arrangements in place to issue the shares of common stock and blank check preferred, but that certain transactions are being contemplated. However, in a recent press release dated July 10, 2013, you stated that "with the recently announced plan by the board of directors to seek approval to increase the company's authorized capital [and other factors] we are well positioned to obtain the necessary capital required, on more favorable terms, for the mill equipment payments and other operational startup capital requirements." Given that it appears that

you have plans to issue these securities, please briefly describe the transaction in which the securities are to be issued. Refer to Item 11(c) of Schedule 14A. Further, please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

3.   Please revise your discussion regarding the purpose and effect of each of the proposed amendments to include illustrative, quantitative examples of the dilutive effects of such issuances.

Security Ownership of Certain Beneficial Owners and Management, page 8

4.   Please disclose the name(s) of the natural person(s) having sole or shared voting and/or dispositive power over the shares held by Group8 Mining Innovations.

5.   It appears that your tabular disclosure does not include all the information required by Item 403 of Regulation S-K. Specifically, we note that you have not identified your directors or your named executive officers. Refer to Item 403(b) of Regulation S-K. Please revise to provide the required information.

Proxy Card, page 10

6.   We note that the form of proxy does not appear to include an option for shareholders to abstain from voting on the proposals. Please revise your proxy card to include boxes that allow shareholders the option to specify whether they abstain from voting on the proposals. Refer to Rule 14a-4(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel